Nasdaq Regulation

Nasdaq

Arnold Golub
Vice President
Office of General Counsel

By Electronic Mail

June 16, 2023

Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Division of Corporation Finance:

This is to certify that on May 12, 2023, The Nasdaq Stock Market (the "Exchange") received from Nxu, Inc. (the "Registrant") a copy of the Registrant's application on Form 8-A 12(b) for the registration of the following security:

Class A Common Stock, par value $0.0001

We further certify that the security described above has been approved by the Exchange for listing and registration.

We understand that the Registrant is seeking immediate acceleration of the effective date of registration, and we hereby join in such request.

Sincerely,

[signature]